October 8, 2008

Mail Stop 3561

James M. Cassidy, President
Console Acquisition Corporation
1504 R Street, N.W.
Washington, D.C. 20009

Re: Console Acquisition Corporation
Form 10
File No. 0-53257

Dear Mr. Cassidy:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

John D. Reynolds
Assistant Director

cc: Lee Cassidy
         fax: (202) 745-1920